Exhibit 99.1

September 8, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To Whom It May Concern,

We write to inform you that on the date hereof, Mr. Juan Miguel Cuattromo submitted his resignation as a director of the Registrant, effective September 7, 2015.

Mr. Cuattromo stated that his decision was based strictly on personal matters.

Yours faithfully,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.